UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  __ ) *

Name of Issuer:  Patient Infosystems, Inc.
Title of Class of Securities:  Common Stock

CUSIP Number:  702915 10 9

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  702915 10 9

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Derace L. Schaffer, M.D.



2.   Check the Appropriate Box if a Member of a Group*
                                        (a) [ ]
                                        (b) [ ]
          Not applicable

3.   SEC Use Only

4.   Citizenship or Place of Organization

          United States

Number of Shares Beneficially Owned by Each Reporting Person with

5.   Sole Voting Power

          1,711,700 shares **

6.   Shared Voting Power

          0 shares

7.   Sole Dispositive Power

          1,711,700 shares **

8.   Shared Dispositive Power

          0 shares

9.   Aggregate Amount Beneficially Owned by Each Reporting
     Person

          1,711,700 shares **

10.  Check Box if the Aggregate Amount in Row (9) excludes
     Certain Shares *

11.  Percent of Class Represented by Amount in Row 9

          22.3%

14.  Type of Reporting Person*

          IN

     * SEE INSTRUCTIONS BEFORE FILLING OUT!

     ** Includes 288,000 shares held by Dr. Schaffer's minor children. Also includes 7,200 shares subject to outstanding options which are issuable upon the exercise of options that are currently exercisable. (Does not include 28,800 shares subject to outstanding options which are not exercisable within the next 60 days).

CUSIP No.  702915 10 9

Item 1.
        (a)      Name of Issuer:
                                   Patient Infosystems, Inc.

        (b)      Address of Issuer's Principal Executive Offices:

                                   46 Prince Street
                                   Rochester, New York 14607


Item 2.
        (a)      Name of Person Filing:
                                   Derace L. Schaffer, M.D.

        (b)      Address of Principal Business Office or, if none,
                 Residence:
                                   c/o Patient Infosytems, Inc.
                                   46 Prince Street
                                   Rochester, New York 14607
        (c)      Citizenship:
                                   United States

        (d)      Title of Class of Securities:
                                   Common Stock


        (e)      CUSIP Number:  702915 10 9


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                                   Not Applicable

        (a)    [ ]   Broker or Dealer registered under Section 15 of
                     the Act
        (b)    [ ]   Bank as defined in section 3(a)(6) of the Act
        (c)    [ ]   Insurance Company as defined in section
                     3(a)(19) of the Act
        (d)    [ ]   Investment Company registered under section 8
                     of the Investment Company Act
        (e)    [ ]   Investment Adviser registered under section 203
                     of the Investment Advisers Act of 1940

CUSIP No.  702915 10 9

        (f)    [ ]   Employee  Benefit Plan,  Pension Fund which is subject
                     to the provisions of the Employee Retirement Income
                     Security Act of 1974 or Endowment Fund; see
                     ss.240.13d-1(b)(1)(ii)(F)
        (g)    [ ]   Parent Holding Company, in accordance with
                     ss.240.13d-1(b)(ii)(G) (Note: See Item 7)
        (h)    [ ]   Group, in accordance with
                     ss.240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership

        (a)     Amount Beneficially Owned:
                              1,711,700 shares **

        (b)     Percent of Class:
                              22.3%

        (c)     Number of shares as to which such person has:
                (i)  sole power to vote or to direct the vote:
                              1,711,700 shares **
                (ii)  shared power to vote or to direct the vote:
                              0 shares
                (iii) sole power to dispose or to direct the disposition of:
                              1,711,700 shares **
                (iv) shared power to dispose or to direct the disposition of:
                              0 Shares

     ** Includes 288,000 shares held by Dr. Schaffer's minor children. Also includes 7,200 shares subject to outstanding options which are issuable upon the exercise of options that are currently exercisable. (Does not include 28,800 shares subject to outstanding options which are not exercisable within the next 60 days).

Item 5.  Ownership of Five Percent or Less of a Class

                              Not Applicable


Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person

                              Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
         Holding Company

                              Not Applicable

CUSIP No.  702915 10 9

Item 8.  Identification and Classification of Members of the Group

                              Not Applicable


Item 9.  Notice of Dissolution of Group

                              Not Applicable


Item 10.  Certification

                              Not Applicable


     Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         February 3, 1997
---------------------------------
Date


/s/ Derace L. Schaffer, M.D.
---------------------------------
Derace L. Schaffer, M.D.